Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague~	Scott P. Doney~	Facsimile: 702-944-7100
Email: kcane@caneclark.com

May 16, 2008

Via Facsimile: (202) 772-9217 and Regular US Mail

Mail Stop 6010

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Attention:  Suzanne Hayes

Re:           Znomics, Inc.
Amendment No. 1 to Registration Statement on Form S-1/A
Filed April 17, 2008
File No. 333-148220

We write on behalf of Znomics, Inc., (the “Company”) in response to Staff’s letter of May 2, 2008, by Jeffrey P. Rideler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1/A, filed April 17, 2008, (the Comment Letter”).  On behalf of the Company, we are providing this response to the Comment Letter, and have filed Amendment No. 2 to the Registration Statement on Form S-1/A providing adjustments to the filing reflected in this response.  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 1 on Form S-1/A

General

1.	We note your response to Comment 5 and reissue the comment in part. Your document includes the following terms that are not commonly understood:

•	Retroviral Insertional Mutations;
•	Gene Knockout Mouse Strains;

•	Functioning genomics; and
•	high-throughput screening assays.

In response to this comment, the Company has adjusted its disclosure in several locations to clarify language that is not commonly understood.  Specifically, on page 46, the Company more directly defined Retroviral Insertional Mutagenesis and Mutations to assist the reader in understanding the process.  On page 60, the Company deleted the reference to “gene knockout” in reference to mouse strains to avoid any confusion and more clearly defined its references to gene knockout technology on page 12.  On page 13, the Company more specifically explained the field of Functional Genomics; and on page 41, the Company more fully discussed the concept of high-throughput screening.

Summary

2.	We note your response to Comment 6. Please revise your summary to clarify the sources of your current revenues. For example:
•	If accurate, clarify that the largest portion of your revenues come from selling mutated zebrafish;
•	Clarify that you have only conducted drug target research for one large pharmaceutical company and that you are no longer performing research for it;
•
Explain your statement that you are primarily engaged in the business of drug development and drug target development to more specifically describe these activities.  Do you consider selling mutated zebrafish as drug development and drug target development activities?

In response to this comment, the Company has revised the Summary section of the filing to clarify the information regarding revenues as requested above on page 8.  The Company notes that it does not consider the selling of Zebrafish to be drug development.

Description of Business

Overview, page 41

3.
We note your response to Comment 7 and reissue the comment.  Please explain on page 41 how your approach to drug development is new. as it appears that Novartis, Genentech and Merck have all initiated aspects of drug discovery or drug target discovery research programs utilizing the zebrafish and the trend was recognized by the Wall Street Journal in 2003.

In response to this comment, the Company advises that while the referenced companies have drug target discovery programs utilizing zebrafish, to our knowledge, they do not perform in vivo compound screening in zebrafish, and do not use drug target disease models from a mutant library as planned by the Company.  Screening compounds in live animals against mutated genes is the key new approach that the Company uses in addition to the mutant library.  The Company believes this will be a more efficient method of determining the effectiveness of various compounds.  The disclosure on page 47 has been modified to clarify this difference.

Status of New Products and Services, page 46

4.
Please provide a more specific description of the services provided under your agreement with Merck.  The term “drug target discovery research” to too vague to be understood by many investors.  Additionally, disclose whether you have any ongoing rights or obligations under the agreement.  For example, did you retain any rights to negotiation for inventions resulting from your research or did the agreement provide for royalties for any drugs that are eventually marketed?

In response to this comment, the Company has modified the disclosure to more particularly describe drug target discovery research and notes that it does not have any ongoing rights under its agreement with Merck.

5.
We note your statement that you expect to develop the compound screening aspect of drug discovery by the first half of 2008.  Please tell us the basis for your expectation or update your expectation if necessary.

In response to this comment, the Company advises that the basis of their expectation is that they have already obtained a license for an obese zebrafish assay with a disease model, have acquired additional facilities and hired a director, all specifically for the purpose of developing a compound screening drug discovery program in house using its ZeneMark Library.  Management expects this process to launch before the end of June 2008.

Dependence on limited customers, page 49

6.
We note your statement that you expect contracts with biotechnology or pharmaceutical companies will be a major source of revenues in the next two to five years.  Please provide the basis for this prediction.

In response to this comment, the Company advises that deals with pharmaceutical companies to handle such work are common for companies with its capabilities once they have an identified a lead compound and such contracts if obtained and successful, involve payments that largely eclipse its current revenues from other sources.  The Company is already in the process of setting up such drug discovery programs for obesity with cancer next on its agenda, and while there is no assurance of success, feels strongly that it will be able to identify lead compounds for these and other disorders in the two to five year timeframe referenced.

Patents, Trademarks and Licenses, page 49

7.	Please revise the description of your agreement with Oregon Health and Science University to provide the material terms of your agreement, including:

•	Each parties’ benefits and obligation under the agreement;
•	Explain the term “biological material license.” If this means you have agreed to supply Oregon Health and Science University with zebrafish, revise to clarify;
•	Any rights you have to any discoveries made under the agreement, including milestone payments, royalties, commercialization rights, etc.;
•	Duration and termination provisions; and
•	Any other material terms.

In response to this comment, the Company advises that this agreement is a license to use a zebrafish model provided by the University to the Company for its research efforts as described above.  These are effectively fat fish and there is no patent right in their creation.  Our license is much like a software license in that we can use the fish in our testing programs and we own anything we discover or develop from our research, but cannot reproduce and sell the fish we have licensed.  All material terms have been disclosed on page 55.

Effect of Governmental Regulations, page 51

8.
We note your response to Comment 61 and reissue the comment in part.  If any of the regulatory requirements you describe in the section entitled “Need for Governmental Approval” involve ongoing obligations after approval, please disclose this and briefly describe these obligations.

In response to this comment, the Company has revised its disclosure on page 56, and advises that while the government monitoring process for drugs released into the market for human use require continuing review and compliance by the distributing drug company, the Company does not intend to be directly involved in the drug sale or distribution business.  As a result it will not be directly involved in the FDA approval process, but plans to license or sell any of its discoveries to an existing pharmaceutical company.

Plan of Operations

Results of Operations for the Years Ended December 31, 2007 and 2006, page 58

9.	We have reviewed your prior response to comment 76. Please address the following:
•
You refer to a change in gross margin but you did not present a gross margin line item in your statements of operations.  Please revise your filing for consistency.  If you revise your statement of operations by including a gross margin line item, please note that costs of products and services cannot be included under operating expenses.

•	Please revise your gross margin percentages to be consistent with your Statements of Operations.
•	Please revise to discuss your gross margin for the year ended December 31, 2007 instead of the nine months ended September 30, 2007.

In response to this comment, the Company has deleted its reference to Gross Margin and added a reference to Loss from Operations to be consistent throughout.

Governmental Regulation, page 57

10.
We note your response to Comment 75.  We note your statement on Page 57, “[w]e do not intend to seek FDA approval directly for any drug discoveries with which we may be associated.”  Please clarify what you mean by this statement, as you previously disclose that you intend to develop products through FDA approval.

In response to this comment, the Company has revised its disclosure on page 56, and advises as noted in its response to comment 8 above that it will not be directly involved in the FDA approval process, but plans to license or sell any of its discoveries to an existing pharmaceutical company.

11.	Please expand this section to briefly discuss the regulatory approval process of the FDA, as it has a material impact on your business plan.

In response to this comment, the Company has revised its disclosure on page 56 and notes its response to item 10 above.

Executive Compensation

Narrative Disclosure to the Summary Compensation Table, page 67

12.
We note your response to Comment 78 and reissue the comment in part.  Please expand your disclosure of the verbal agreement entered into by Richard Sessions and the board of directors to describe the material terms of the agreement, including the principal obligations of the parties and the term of the agreement.

In response to this comment, the Company has made the additions to its disclosure as requested on page 72.

Financial Statements

13.
We have read your response to prior comment 79.  Please present the historical financial statements of the registrant, Pacific Syndicated, in the Form S-1 pursuant to Item 305 of Regulation S-X.  Include in those financial statements a subsequent event for the acquisition of Znomics on November 5, 2007 and provide the following information:

•	Disclose how you determined that the merger with the public shell company was a reverse merger.
•	Clarify if you are accounting for the acquisition as a purchase.
•	Disclose the number of common shares issued and the purchase price of the acquisition.
•	Clarify who is considered the accounting acquirer and why.
•	Please disclose that there are no related party relationships between the two entities.

In response to this comment, the Company has added the historical financial statement of its predecessor operations along with a subsequent event note describing the acquisition as requested.

Note B - Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

14.
We have reviewed your response to prior comment 82.  You disclosed that you recognize revenue from collaborative research projects when earned.  Please disclose the factors that you consider in determining that revenue from collaborative research contracts has been earned.  Please refer to SAB 104.

In response to this comment, the Company has added disclosure on the factors it considers in determining revenue from collaborative projects as requested.

Note F - stock Options and Warrants, page F-16

15.	Refer to the revised disclosure in response to comment 83. Please clarify why not recording stock compensation in 2006 is in accordance with GAAP.

In response to this comment, the Company notes that the reason the stock based compensation was not recorded in 2006 because it was not material to the Company’s result from operations ($9,000).

16.
We have reviewed your response to prior comment 84.  Please disclose the methodology used to determine the value of the warrants issued to holders of a convertible promissory note, the related assumptions and the expenses recognized related to these warrants for each fiscal year in the footnotes to the financial statements.

In response to this comment, the Company has modified the disclosure to provide for the methodology used to determine the value of the warrants issued.

17.
We have reviewed your response to prior comment 87.  Please disclose the methodology used to determine the value of the warrants issued to the placement agent, the related assumptions and the expenses recognized related to these warrants for each fiscal year in the footnotes to the financial statements.

In response to this comment, the Company has modified the disclosure to provide for the methodology used to determine the value of the warrants issued.

If you have any questions regarding this comment letter, please feel free to contact me at (702) 312-6255.  Thank you.

Sincerely,

CANE CLARK LLP

/s/Kyleen E. Cane
Kyleen E. Cane, Esq.

KEC:clw